File Number: 57562-0024-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

February 28, 2008

Delivered and via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:       Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp. (the "Company")
Form 10-KSB/A for the Transition Period Ended July 31, 2007

          We write on behalf of the Company and in response to the letter of February 21, 2008 (the "Review Letter") from the reviewing staff (the "Staff") of the United States Securities and Exchange Commission (the "SEC") relating to the Company's Form 10-KSB/A for the period ended July 31, 2007 (the "Form 10-KSB/A") as filed with the SEC on February 8, 2008.

          We confirm that set forth below are the Company's responses to the Staff's comments as set out in the Review Letter based upon information provided to our firm by the Company. We confirm that the paragraph numbering in this response letter corresponds to the paragraph numbering in the SEC's Review Letter.

          We are pleased to enclose herewith, on behalf of the Company and for the Staff's review and consideration, each of a redlined and clean copy of the Company's Form 10-KSB/A amended in accordance with the responses provided herein. The redlined version indicates the changes made to the Company's Form 10-KSB/A filed February 8, 2008.

Comments:

General

1.         The cover of your report should denote that you are filing a transition report for the period from January 1, 2007 to July 31, 2007, rather than an annual report for the fiscal year ended July 31, 2007. Please also utilize your 1934 Act file number, which is 001-33706, on the cover of your periodic and current reports.

Response:

We thank the Staff for its comments in this respect and we confirm, on behalf of the Company, that the Company has now amended the enclosed Form 10-KSB/A to indicate that the document is a transition report as opposed to an annual report. In addition, we confirm, on behalf of the Company, that the Company has now also included the Company's 1934 Act file number on the cover of the enclosed Form 10-KSB/A, and we trust that this is now clear and satisfactory in this regard.

2.         We note your disclosure in the Form 8-K that you filed on October 23, 2007, explaining that you approved the change in your fiscal year end two days earlier. Accordingly, it appears you will need to file interim financial statements for the quarter ended September 30, 2007 to comply with Rule 13a-10(e)(l) of the Exchange Act. This guidance generally requires quarterly reports to be filed for quarters of the old fiscal year that end before the date on which you decide to change your fiscal year end.

Response:

We thank the Staff for its comments in this respect and we confirm, on behalf of the Company, that there appears to have been some confusion with respect to the disclosure of the date on which the change in the Company's fiscal year end was approved by the Board of Directors (the "Board") of the Company; the confusion over which was created; albeit innocently, by the Company's then failure to immediately file an appropriate Current Report evidencing the same.

In this respect we confirm, on behalf of the Company, that by consent resolution passed by the Board on June 29, 2007, the Board approved the change in the Company's fiscal year end from December 31 to July 31. As a consequence we confirm, on behalf of the Company, that a Form 8-K disclosing the change in year end should have been filed within four business days of such approval, but inadvertently was not. Even so we can confirm, on behalf of the Company, that, notwithstanding such late Current Report filing, the Company actually began preparing a Form 10-KSB for the period ended July 31, 2007, which was filed with the SEC and within the originally intended and actual filing deadline of October 29, 2007 in this instance.

In October 2007, and in connection with the application by the Company to list its shares of common stock on the American Stock Exchange ("AMEX"), we confirm, on behalf of the Company, that AMEX required a change in a certain section of the Company's Bylaws dealing with the notice period required for annual shareholders' meetings. At that time we understand that the Company realized its error in not filing the Form 8-K in June 2007 to disclose the change in the Company's year end. In the Board consent resolutions passed on October 21, 2007 in respect of, among other things, the amendment of the Company's Bylaws, we confirm that the Company included therein a recital indicating that it had previously approved the change in the Company's year end and, by resolution, ratified the change. In accordance with SEC rules, the Company filed a Form 8-K on October 23, 2007, disclosing the change in the year end, however, the Form 8-K inadvertently indicated that the change had been approved (rather than ratified) on October 21, 2007 as opposed to June 29, 2007.

Had the Company approved the change in year end on October 21, 2007, we respectfully submit, on behalf of the Company, that it would have been extremely difficult for the Company to have completed its July audit and to have prepared and filed its transition report in a timely fashion which was ultimately accomplished.

Accordingly, we respectfully submit, on behalf of the Company, that a quarterly report for the period ended September 30, 2007 is not required to be filed by the Company in connection with the change of the Company's year end. However, and in order to clarify this matter, the Company has filed an amendment to the Form 8-K filed on October 23, 2007, disclosing the error and indicating that the change in year end was actually approved by the Company's Board in June 2007; and we trust that this is now clear and satisfactory in this regard.

Comments:

Financial Statements

3.         According to Rule 13a-10(b) of the Exchange Act, transition reports should include prior year information comparable to the transition period, which may be unaudited. Alternatively, comparable financia1 information may be provided on a condensed basis, which may be unaudited, in the footnotes to your financial statements.

Page4

Response:

We thank the Staff for its comments in this respect. According to Rule 13a-10(b), the prior year financial information can be either reported in the body of the financial statements or in the footnotes to the financial statements. We confirm, on behalf of the Company, that it would appear that the required prior year financial information is set out in Note 12 of the financial statements for the period ended July 31, 2007 included in the previously filed and enclosed Form 10-KSB/A, and we trust that this is now clear and satisfactory in this regard.

Comments:

Statements of Cash Flows

4.         We note that you have impaired all of the capitalized costs associated with the acquisition of your mineral properties in your statements of operations. Please tell us to what extent the $3,260,557 you report as the cumulative amount of mineral property acquisition costs, within cash flows used in investing activities, relate to property which you continue to explore, and for such property, how the effort of continued exploration is consistent with your determination that the value of the property is zero with no value beyond proven and probable reserves. Further, please explain how you determined the consideration paid for the mineral properties represented fair value, and describe the information that has subsequently been obtained to which you attribute the decline in value.

Response:

We thank the Staff for its comments in this respect. In accordance with EITF-04-02 "Whether Mineral Rights Are Tangible or Intangible Assets", we initially capitalized the mineral rights acquisition costs as tangible assets. The capitalized cost was based on the amount of consideration given up in the arms length transactions for the tangible mineral rights.

At the end of each reporting period, we assessed whether there were situations indicating the impairment of these assets according to EITF 04-3 "Mining Assets: Impairment and Business Combinations" and FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

To date, the Company has not engaged an independent engineering firm to provide an economic feasibility or reserve report for any of its active, inactive, or historical exploration projects. Accordingly, it has not been determined whether there are any proven or probable reserves or any reserves beyond proven and probable. Additionally, the Company has not been approached by any third party regarding the acquisition of its projects or historical mining information. Management believes that until proven or probable reserves are independently and appropriately quantified and valued, or until a third party provides an acceptable board approved acquisition offer, as at the respective reporting date, there was no reasonable basis to assign value to any of the Company's projects or properties and a resultant write-down of the carrying value of the capitalized costs was taken by the Company.

We have enclosed a schedule summarizing the acquisition costs and corresponding exploration costs on a project by project basis. As disclosed in the schedule, a significant percentage of our acquisition and exploration costs relate to the Weesatche (Goliad) project which is the Company's only exploration project currently active. You will also note that only a few specific projects or areas were abandoned as of July 31, 2007. We trust that this is now clear and satisfactory in this regard.

Comments:

Engineering Comments

Goliad Project, Goliad County Texas - Property Description and Location, page 9

5.         A small-scale map, showing the location and access to each property, would generally be required under Instruction 3.B to Item 102 of Regulation S-K. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in your filings and any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIP or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-5900. We believe that maps and drawings having the following features would be beneficial:

  A legend or explanation, showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing;

  A graphical bar scale; or other representation of scale, such as ''one inch equals one mile" if the original scale of the map has not been altered;

  A north arrow;

  An index map showing where the property is situated in relationship to the state, province, or other geographical region in which it is located;

  A title of the map or drawing, and the date on which it was drawn;

  In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

We thank the Staff for its comments in this respect and we confirm, on behalf of the Company, that the Company has now replaced the map currently in the Form 10-KSB/A in respect of the Goliad Project with three other maps: one showing the general location of the Goliad Project in Texas; one showing the regional roads surrounding the project site; and a third showing the lease boundaries of the project, and we trust that this is now clear and satisfactory in this regard.

Comment:

Drilling, page 15

6.         The cut-off grade is a critical component used to evaluate the potential of the mineral properties. Given that you disclose a project cut-off grade, which may be regarded as an economic criterion, please explain the significance of this measurement and indicate whether this measurement signifies an economic metric. Tell us, with a view towards disclosure, the metal prices, operating costs, and recovery parameters used to determine the cut-off grade estimate; and indicate how the cut-off grade or tenor used to define your mineral resource is consistent with having reasonable prospects for economic extraction. We believe the cut-off grade should be specific to your properties, reflecting the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Response:

We thank the Staff for its comments in this respect and we confirm, on behalf of the Company, that the enclosed Form 10-KSB/A has now been amended to delete disclosure relating to the project cut-off grade as the Company does not consider such disclosure to be material as it does not have any resources or reserves. We trust that this is now clear and satisfactory in this regard.

        In further response to the SEC's Review Letter we also confirm, on behalf of the Company, that:

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States;

and we trust that this is now clear and satisfactory in this regard.

We trust that each of the foregoing and the enclosed and amended Form 10-KSB/A is clear and satisfactory in this regard, however, should the Staff have any further questions or comments or require any further documentation or information in connection with the same, please do not hesitate to contact the undersigned at (604) 691-7445 at anytime.

Yours very truly,

/s/ Thomas J. Deutsch

Thomas J. Deutsch
for Lang Michener LLP

Enclosures
cc:         The Company (w/copy of Enclosures); Attention: Mr. Pat Obara, CFO
cc:          Securities and Exchange Commission; Attention: Tracie Towner and Ken Schuler

Uranium Energy Corp.
Acquisition Costs by Property
At July 31, 2007

State / Project	Acquisition Costs Cash	Non-Cash	Total	Exploration	Status
Arizona					
Artillery Peak	8,315	-	8,315	43,623	dormant
Dry Mountain	5,013	-	5,013	13,106	dormant
Esther Basin	2,034	-	2,034	6,681	dormant
Gunsight Canyon	3,305	-	3,305	10,166	dormant
Landwork and Databases	-	-	-	3,364	dormant
	18,667	-	18,667	76,940	
Colorado					
Carnotite	2,442	-	2,442	17,891	dormant
Holley	132,865	-	132,865	403	dormant
Landwork and Databases	-	-	-	22,576	dormant
Raven Mine Group	3,637	-	3,637	6,805	dormant
Taco Claims	29,580	-	29,580	-	dormant
Triangulation Mine Group	1,627	-	1,627	3,350	dormant
	170,151	-	170,151	51,025	
Nevada					
Landwork and Databases	4,250	-	4,250	963	discontinued
New Mexico					
Ambrosia Lake	497,334	-	497,334	5,912	dormant
Cibola	1,557,229	-	1,557,229	320	dormant
Clara	-	-	-	15,397	dormant
Landwork and Databases	50,000	146,500	196,500	126,626	dormant
Lola	-	-	-	30,896	dormant
San Meteo Mesa	10,740	-	10,740	24,211	dormant
West Ranch	119,058	-	119,058	31,988	dormant
	2,234,361	146,500	2,380,861	235,350	
Texas					
Carrizo	76,362	-	76,362	46,154	dormant
Devillier	1,852	-	1,852	1,202	dormant
Goehring	10,742	-	10,742	219	dormant
Landwork and Databases	140,858	78,750	219,608	204,927	dormant
Maetze	418	-	418	620	dormant
Martella	9,319		9,319	-	dormant
Nichols	118,617		118,617	10,157	dormant
Weesatche	118,025	8,229,429	8,347,454	3,348,682	active
	476,193	8,308,179	8,784,372	3,611,961	
Utah					
Crain Lease	25,642	-	25,642	7,357	dormant
Monument Canyon	64,562	-	64,562	-	dormant
	90,204	-	90,204	7,357	
Wyoming					
Burnt Wagon	-	-	-	63,023	dormant
DL Prospect	-	-	-	2,563	dormant
GMT Claims	9,695	-	9,695	38,201	dormant
Jebsen AB	51,390	-	51,390	193,601	discontinued
Land Work and Databases	126,155	219,000	345,155	219,483	dormant
Lo-Herma	56,332	-	56,332	33,998	dormant
Mud Springs	23,159	-	23,159	1,303	dormant
	266,731	219,000	485,731	552,172	
	3,260,557	8,673,679	11,934,236	4,535,768